U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The Registrant is filing this amendment to its current report on Form 6-K initially filed on August 22, 2018 for the purpose of providing (1) the translation of the investment agreement and the supplemental agreement regarding the previously announced investment, and (2) the press release about additional details of the supplemental agreement. On August 21, 2018, the Registrant entered into entered into an investment agreement and a supplemental agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”) and the other shareholders of FGS to increase its affiliates’ interest in FGS from 8% to 43%.

Exhibits

The following documents are filed herewith:

Exhibit Index:

Exhibit 10.1 — Translation of the Investment Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals
Exhibit 10.2 — Translation of the Supplemental Agreement between Recon Technology, Ltd., Future Gas Station (Beijing) Technology, Ltd. and six individuals
Exhibit 99.1 — Press release dated August 28, 2018 titled “Recon Announces Supplemental Details to Agreement to Increase Ownership of Future Gas Station to 43%”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RECON TECHNOLOGY, LTD

August 28, 2018	By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer) and Duly Authorized Officer